Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 1-10466

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
133 South Watersound Parkway
Watersound, Florida 32461

THE ST. JOE COMPANY RETIREMENT PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Retirement Plan Investment Committee of
The St. Joe Company Retirement Plan
Watersound, Florida

We have audited the accompanying statements of net assets available for benefits of The St. Joe Company Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2016, and reportable transactions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of The St. Joe Company Retirement Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vestal & Wiler
Certified Public Accountants
June 29, 2017

 THE ST. JOE COMPANY RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS
Cash	$—	$13,393
Investments, at fair value	15,182,373	6,696,921
Investments, at contract value	—	8,505,429
Notes receivable from participants	63,153	30,475
Net assets available for benefits	$15,245,526	$15,246,218
See accompanying notes to financial statements.

THE ST. JOE COMPANY RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$210,626
Employee contributions	206,499
Employee rollovers	39,209
Net appreciation in fair value of investments	690,778
1,147,112
Interest income on notes receivable from participants	2,183
TOTAL ADDITIONS	1,149,295

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,076,697
Administrative expenses	73,290
TOTAL DEDUCTIONS	1,149,987

NET DECREASE	(692)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,246,218
NET ASSETS AVAILABLE FOR BENEFITS:
End of year	$15,245,526

See accompanying notes to financial statements.

THE ST. JOE COMPANY RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1.	DESCRIPTION OF PLAN

The following description of The St. Joe Company Retirement Plan (the “Plan”), as amended and restated effective January 15, 2016, is provided for general information purposes only. Participants should refer to the Summary Plan Document for a more complete description of the Plan’s provisions.

General – The St. Joe Company (the “Company” or “Plan Sponsor”) adopted the Plan, effective as of January 1, 1989. The Plan is a defined contribution plan that is intended to provide participating eligible employees of the Company the opportunity to accumulate funds for retirement. The Plan is for the exclusive benefit of the Company’s employees and eligible employees may begin participating in the Plan immediately after hire. The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with a cash or deferred arrangement within the meaning of Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – The Plan is contributory and provides for the automatic enrollment of new employees who do not elect to opt out of the Plan and an annual escalation feature of 1% per year up to 6% for participants who do not make an affirmative election otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”). The Company may make discretionary matching and non-elective contributions. Contributions are subject to certain limitations as prescribed by law.

In connection with the termination of The St. Joe Company Pension Plan (the “Pension Plan”) on March 27, 2013, the Plan became a “replacement plan,” within the meaning of the Code, and in December 2014, the Pension Plan transferred $7,940,249 in surplus assets to the Plan so that such surplus assets could be used for future allocations to current and future Plan participants for up to seven years. As required, the surplus assets that were contributed to the Plan have been, and will continue to be, maintained in a suspense account until they are allocated to eligible Plan participants. The Company’s Retirement Plan Investment Committee is responsible for investing the funds in the suspense account. As of December 31, 2016 and 2015, there were assets of $5,636,465 and $7,072,427, respectively, of unallocated funds in the suspense account. During the year ended December 31, 2016, the Plan allocated $1,382,900 of the assets in the suspense account to eligible Plan participants. In March 2017, the Plan allocated $1,202,620 of the assets in the suspense account to eligible Plan participants. See Note 3, Nonparticipant-Directed Investments for additional information.

Vesting – All contributions, elective, matching and non-elective, are 100% vested upon contribution to a participant’s account.

Participant Accounts – Each participant’s account is credited with (a) the participant’s contributions, if any, (b) the Company’s contributions, if any, (c) the allocation from the suspense account, (d) rollover contributions, if any, and (e) earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administration – The Plan is administered by The St. Joe Company Retirement Plan Investment Committee (the “Plan Administrator”). The Plan Administrator has engaged third parties to provide recordkeeping and administrative services. Prudential Bank and Trust Company, FSB was the third party engaged to provide recordkeeping and administrative services during 2015 and through January 14, 2016. Effective January 15, 2016, the Plan Administrator engaged The Vanguard Group, Inc. to provide these services.

Administrative Expenses – All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Distributions – Upon reaching age 59 1/2, retirement, permanent disability, termination or death, benefits can be received in a lump sum. Hardship withdrawals are available if the participant meets certain criteria.

Investments – From January 15, 2016 to December 31, 2016, The Plan’s assets were held and invested by Ascensus Trust Company (the “Trustee”) based upon the participants’ elections. From January 1, 2015 to January 14, 2016, the Plan’s assets were held and invested by Prudential Bank and Trust, FSB based upon the participants’ elections. Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan.

Notes Receivable From Participants – Participants may borrow from their Plan accounts, subject to certain limitations and conditions established to comply with the current requirements of the Code. Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a commercially reasonable rate of interest as determined by the Plan Administrator. Principal and interest, based upon the bank prime rate plus 2%, is set quarterly and paid ratably through biweekly payroll deductions.

Payment of Benefits – Upon termination of service due to death, disability, retirement, or for any other reason, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Plan Termination – The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.

Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants to the extent permitted by law. Upon such termination, the Trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – Investments are reported at fair value except for the investment in the insurance contract as of December 31, 2015, which is valued at contract value (Note 5). Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits – Benefits are recorded when paid.

Expenses – Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account. Investment related expenses are included in net appreciation (depreciation) of fair value investments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events – In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  As of June 29, 2017, the date the financial statements were available for issuance, there were no subsequent transactions and events other than disclosed in these financial statements.

NOTE 3.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Net Assets	2016	2015
Vanguard Prime Money Market Fund	$1,410,429	$—
Vanguard Ultra-Short-Term Bond Fund Admiral Shares	4,226,036	—
Guaranteed Income Fund (Note 5)	—	7,072,427
	$5,636,465	$7,072,427

Year Ended December 31, 2016
Changes in Net Assets
Interest income	$24,264
Net depreciation in fair value of investments	(6,343)
Transfers to participant directed investments	(1,382,900)
Administrative expenses	(70,983)
Net change	$(1,435,962)

NOTE 4.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Money Market Funds: Investments held in the money market mutual funds are valued at amortized cost, which approximates fair value.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2016 and 2015:

Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Money market funds	$1,535,789	$—	$—	$1,535,789
Mutual funds	13,646,584	—	—	13,646,584
	$15,182,373	$—	$—	$15,182,373

Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,541,623	$—	$—	$6,541,623
Common stock (1)	155,298	—	—	155,298
	$6,696,921	$—	$—	$6,696,921
(1) As of January 15, 2016, the Plan’s investments were transferred to a new Trustee, as described in Note 1, and the Company’s common stock is no longer an investment option available to participants.

NOTE 5.	INVESTMENT IN INSURANCE CONTRACTS

Guaranteed Income Fund

On January 15, 2016, the Plan’s assets were transferred from the Guaranteed Income Fund with Prudential Bank and Trust, FSB to the Vanguard Federal Money Market Fund with Ascensus Trust Company. The following summary of the Guaranteed Income Fund is therefore provided for historical purposes.

The Guaranteed Income Fund is a group annuity insurance product issued by Evergreen Group Annuity. The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contract to be benefit responsive.

The concept of a value other than contract value does not apply to this insurance-company issued, general account-backed Evergreen (i.e., no maturity date) Group Annuity spread product even upon a discontinuance of the contract, in which case contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed investment contract, and therefore there are no known cash flows that could be discounted. As a result, the contract value amount materially approximates fair value. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The contract value was $8,505,429 at December 31, 2015. As previously stated, the Plan’s assets were transferred from the Guaranteed Income Fund on January 15, 2016 and accordingly, there was no contract value at December 31, 2016.

Interest is credited on contract balances using a single “portfolio rate” approach, where a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rate resets are reviewed on a semi-annual basis. These rates are established without the use of a specific formula. The minimum crediting rate under the contract was 1.50% for 2015. The average yield earned by the Plan and credited to the participants was 1.55% in 2015. As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value paid either within 90 days or over time. At December 31, 2015, there were no unfunded commitments and investments were redeemed on a daily basis. As noted above the Plan’s assets were transferred from the Guaranteed Income Fund on January 15, 2016.

NOTE 6.	INCOME TAX STATUS

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust sponsored by Ascensus, Inc. This prototype plan document has been filed with the Internal Revenue Service and has been issued a favorable opinion letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date; therefore, no provision for income taxes is necessary.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.	RELATED PARTY TRANSACTIONS, PARTY IN INTEREST TRANSACTIONS AND ADMINISTRATIVE EXPENSES

Effective January 15, 2016, Ascensus Trust Company is the trustee as defined by the Plan and has managed the investments. During 2015 and through January 14, 2016, Prudential Bank & Trust Company was the trustee as defined by the Plan and managed the investments. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.

Administrative expenses of the Plan were paid by the Plan. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

As of December 31, 2016, The Vanguard Group, Inc. provided certain administrative services to the Plan pursuant to a Retirement Plan Recordkeeping Service Agreement (RSA) between the Company and The Vanguard Group, Inc. Pursuant to the RSA, the Annual Service Fee to The Vanguard Group, Inc. is offset by a Recordkeeping Credit for investments in Vanguard Investor share class mutual funds, in an amount equal to 0.09% per annum of the Plan’s investment in Vanguard Investor share class mutual funds. The Recordkeeping Credit applies only against the Annual Service Fee chargeable for that calendar quarter, and no Recordkeeping Credit is carried forward to a subsequent calendar quarter if the Recordkeeping Credit exceeds the Annual Service Fee for such quarter.

The Vanguard Group, Inc. through Vanguard Retirement Plan Access services may use one or more third parties, which may be affiliates of Ascensus, Inc., to collect revenue sharing from mutual fund and collective trust fund service providers for services (the “Administrative Fees”). The Administrative Fees are remitted to the Ascensus Trust Company to credit an Administrative Fee Credit Account (“AFCA”), which is maintained for the benefit of the Plan. The amount of the Annual Service Fee (after any Recordkeeping Credit offset) is debited from the AFCA. Administrative Fee Credits may also be used for other non-settlor fees. To the extent that the Administrative Fee Credits exceed the fees submitted for payment, they are allocated annually to participants on a pro-rata basis.

During 2016 there were no excess amounts. The Plan or Plan Sponsor may make a payment to The Vanguard Company, Inc. for administrative expenses not covered by Recordkeeping Credits and Administrative Fee Credits.

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in various types of investment securities. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and supplemental schedules.

SUPPLEMENTAL SCHEDULE
THE ST. JOE COMPANY RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
	Money market funds
*	Ascensus Trust Company	Contribution Account	**	$49
*	Vanguard	Vanguard Prime Money Market Fund	$1,410,429	1,410,429
*	Vanguard	Vanguard Federal Money Market Fund	**	125,311
		Total Money market funds	1,410,429	1,535,789

	Mutual funds
*	Vanguard	Vanguard 500 Index Admiral Shares	**	650,249
*	Vanguard	Vanguard Value Index Admiral Shares	**	29,678
*	Vanguard	Vanguard Growth Index Admiral Shares	**	323,682
*	Vanguard	Vanguard Mid Cap Index Admiral Shares	**	220,473
*	Vanguard	Vanguard Small Cap Index Admiral Shares	**	213,129
*	Vanguard	Vanguard Balanced Index Fund Admiral Shares	**	229,177
*	Vanguard	Vanguard Short-term Bond Index Admiral Shares	**	224
*	Vanguard	Vanguard Total International Bond Index Admiral Shares	**	2,907
*	Vanguard	Vanguard Ultra-Short-Term Bond Fund Admiral Shares	4,232,374	4,226,036
*	Vanguard	Vanguard Emerging Markets Stock Index Admiral Shares	**	2,301
*	Vanguard	Vanguard Total International Stock Index Admiral Shares	**	330,811
*	Vanguard	Vanguard Total Stock Market Index Admiral Shares	**	593,816
*	Vanguard	Vanguard Total Bond Market Index Admiral Shares	**	761,987
*	Vanguard	Vanguard Institutional Target Retirement 2010 Fund	**	102,418
*	Vanguard	Vanguard Institutional Target Retirement 2015 Fund	**	568,232
*	Vanguard	Vanguard Institutional Target Retirement 2020 Fund	**	1,171,314
*	Vanguard	Vanguard Institutional Target Retirement 2025 Fund	**	1,384,739
*	Vanguard	Vanguard Institutional Target Retirement 2030 Fund	**	767,170
*	Vanguard	Vanguard Institutional Target Retirement 2035 Fund	**	1,000,927
*	Vanguard	Vanguard Institutional Target Retirement 2040 Fund	**	413,142
*	Vanguard	Vanguard Institutional Target Retirement 2045 Fund	**	474,706
*	Vanguard	Vanguard Institutional Target Retirement 2050 Fund	**	44,598
*	Vanguard	Vanguard Institutional Target Retirement 2055 Fund	**	402
*	Vanguard	Vanguard Institutional Target Retirement Income Fund	**	134,466
		Total Mutual funds	4,232,374	13,646,584

	Participant loans
*	Participant loans	Various at 4.25% - 5.50%, maturing through 5/7/2021	—	63,153

			$5,642,803	$15,245,526

*	Denotes party-in-interest.
**	Cost basis is not required for participant directed investments and therefore is not included.

THE ST. JOE COMPANY
RETIREMENT PLAN
EIN 59-0432511	Plan 080
Attachment to 2016	Form 5500

SUPPLEMENTAL SCHEDULE
THE ST. JOE COMPANY RETIREMENT PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2016

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Individual transactions in excess of 5% of Plan assets
Prudential Investments	Guaranteed Income Fund	N/A	$7,033,315	N/A	$—	$7,033,315	$7,033,315	$—
Ascensus Trust Company	Contribution Account	$7,033,315	N/A	N/A	$—	$7,033,315	$7,033,315	$—
Ascensus Trust Company	Contribution Account	$1,380,110	N/A	N/A	$—	$1,380,110	$1,380,110	$—
Ascensus Trust Company	Contribution Account	N/A	$7,033,315	N/A	$—	$7,033,315	$7,033,315	$—
Ascensus Trust Company	Contribution Account	N/A	$1,398,657	N/A	$—	$1,398,657	$1,398,657	$—
Vanguard Group, Inc.	Vanguard Federal Money Market Fund	N/A	$1,380,110	N/A	$—	$1,380,110	$1,380,110	$—
Vanguard Group, Inc.	Vanguard Federal Money Market Fund	N/A	$5,640,891	N/A	$—	$5,640,891	$5,640,891	$—
Vanguard Group, Inc.	Vanguard Prime Money Market Fund	$1,410,223	N/A	N/A	$—	$1,410,223	$1,410,223	$—
Vanguard Group, Inc.	Vanguard Ultra-Short-Term Bond Fund Admiral Shares	$4,230,668	N/A	N/A	$—	$4,230,668	$4,230,668	$—
Series of securities transactions in excess of 5% of Plan assets
Ascensus Trust Company	Contribution Account	$8,413,425	N/A	N/A	$—	$8,413,425	$8,413,425	$—
Ascensus Trust Company	Contribution Account	N/A	$8,431,972	N/A	$—	$8,431,972	$8,431,972	$—
Vanguard Group, Inc.	Vanguard Federal Money Market Fund	N/A	$7,021,001	N/A	$—	$7,021,001	$7,021,001	$—

THE ST. JOE COMPANY
RETIREMENT PLAN
EIN 59-0432511	Plan 080
Attachment to 2016	Form 5500

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company Retirement Plan

The St. Joe Company on behalf of The St. Joe Company Retirement Plan

Date: June 29, 2017	By:	/s/ Marek Bakun
Marek Bakun
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Vestal & Wiler, CPAs, independent registered public accounting firm.